

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 10, 2019

Joseph Moscato
President and Chief Executive Officer
Generex Biotechnology Corp
10102 USA Today Way
Miramar, FL 33025

> **Re: Generex Biotechnology Corp**
> **Form 10-K for the Fiscal Year Ended July 31, 2018**
> **Filed October 26, 2018**
> **File No. 000-25169**

Dear Mr. Moscato:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Sincerely,

   Division of Corporation Finance
   Office of Healthcare & Insurance